Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES VOTING RESULTS FROM ANNUAL SHAREHOLDERS' MEETING

VANCOUVER, BC, June 27, 2024 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces the voting results from the Company's Annual General and Special Meeting ("AGM") held on June 27, 2024.

A total of 101,875,249 common shares were represented at the AGM, representing 51.92% of the votes attached to all outstanding common shares as at the record date.

Shareholders voted in favour of setting the number of directors at seven (7) and elected all directors, as follows:

Director	Votes For	% For	Votes Withheld	% Withheld
Robert Chausse	90,608,768	99.84%	165,930	0.16%
Tara Christie	82,647,749	90.20%	8,979,661	9.80%
Sandeep Singh	91,295,444	99.64%	331,966	0.36%
Raymond Threlkeld	90,876,101	98.85%	1,018,642	1.11%
Michael Vitton	87,843,574	95.87%	3,783,836	4.13%
Bill Williams	83,566,754	91.20%	8,060,656	8.80%
Klaus Zeitler	83,576,626	91.21%	8,050,785	8.79%

Shareholders also approved:  (i) the appointment of PricewaterhouseCoopers LLP as auditors of the Company and authorized the directors to set their remuneration, (ii) unallocated stock options under the Company's stock option plan, (iii) unallocated rights under the Company's deferred share unit plan, (iv) unallocated rights under the Company's restricted share unit plan.

The Company's report of voting results will be available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml), and on the Company's website.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
Chief Executive Officer
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

CO: Western Copper and Gold Corporation

CNW 17:55e 27-JUN-24